UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

FCCC, INC.
(Exact Name of Registrant as Specified in Its Charter)

Connecticut	001-08589	06-0759497
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7700 Irvine Centre Dr, Suite 800 Irvine, CA	92618
(Address of principal executive offices)	(Zip Code)

812-933-8888

(Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities

Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

This Information Statement is being furnished on or about April 26, 2021, to all of the shareholders of record at the close of business on April 23, 2021, of the common stock of FCCC, Inc.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

FCCC, INC.

 ___________________________________

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

 ___________________________________

FCCC, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT. NO VOTE OR OTHER ACTION BY SHAREHOLDERS OF FCCC, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement (“Information Statement”) is being mailed on or about April 26, 2021, to the holders of record as of April 23, 2021, of shares of our common stock, no par value (“common stock”) of FCCC, Inc., a Connecticut corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder in connection with the anticipated change in majority control of our Board of Directors (also referred to as the “Board”).

You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors to fill seats on the Company’s Board. The resignation of the existing directors and the appointment of the new directors will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (the “Effective Date”).

On April 26, 2021, pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”), dated April 26, 2021, by and among Huijun He and American Public Investment Co. (collectively, the “Buyers”), and Frederick L. Farrar, Chafre, LLC, Frederick J Merritt, LFM Investments, Inc. and Daniel R. Loftus (collectively, the “Sellers”) pursuant to which the Buyers acquired 1,900,000 shares of the Company’s common stock, no par value, from the Sellers. As conditions to the Stock Purchase Agreement, (i) the Company entered into the Subscription Agreement (defined below), and (ii) Frederick L. Farrar, a former executive officer, director and significant stock holder of the Company, entered into a Note Purchase Option Agreement, dated April 26, 2021 (the “Option Agreement”), with Mr. He, whereby Mr. Farrar granted to Mr. He a 90-day option to acquire the $65,000 convertible note, dated September 21, 2020, previously issued by the Company to Mr. Farrar (the “Note”), for a purchase price equal to the then outstanding principal and accrued and unpaid interest on the Note. Following the closing of the Stock Purchase Agreement, the Buyers owned 1,900,000 shares, or approximately 54.90% of the then issued and outstanding 3,461,022 shares of the Company’s common stock, and none of the Sellers, with the exception of Mr. Farrar, who possess an opportunity to convert the Note, beneficially owned any shares of common stock. As a result of the Subscription Agreement, as of the date of this report, the Buyers beneficially owned a total of 2,595,652 shares, or approximately 62.45% of the Company’s issued and outstanding common stock. The Buyers used their own personal funds to acquire the Shares under the Stock Purchase Agreement. The Buyers did not borrow any funds to acquire the Shares.

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Also on April 26, 2021, the Company entered into an agreement (the “Subscription Agreement”) to issue and sell 695,652 shares (the “Shares”) of the Company’s common stock to Mr. He for a price of $159,999.96, or $0.23 per share (the “Private Placement”). Pursuant to the terms of the Subscription Agreement, the sale of the Shares will take place on or before July 25, 2021, which is the 90th day after the execution of the Subscription Agreement.

Prior to the purchases of the Shares, the Buyers were not affiliated with the Company. However, the Buyers will be deemed affiliates of the Company after the Closing as a result of their stock ownership interest in the Company.

Contemporaneously with the closing under the Stock Purchase Agreement (the “Closing”), Mr. Farrar resigned from his positions as Chairman, President, Chief Executive Officer and Principal Financial Officer of the Company, Mr. Loftus resigned as Secretary of the Company and from its Board of Directors, and Mr. Merritt resigned from the Company’s Board of Directors. Immediately following the Closing, the sole remaining member of the Company’s Board of Directors elected Fnu Oudom to serve as an additional member of the Board. The resulting Board of Directors then elected, Mr. Oudom to serve as Chairman and President of the Company, Mr. He to serve as its Chief Executive Officer and a Vice President of the Company, and Caren Currier to serve as its Chief Financial Officer.

As a condition to the Closing, Mr. Farrar also tendered his resignation from the Company’s Board of Directors effective ten (10) days following the filing and mailing of an Information Statement to the record holders of the Company’s common stock in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (the “Effective Date”). The foregoing actions represent a change of control of the Company.

The Buyers have informed the Company that it is also expected that, on the Effective Date, (i) the size of the Board will be increased to four (4) individuals, and (ii) Messrs. He, Mopohku Sompong, and Tsun-Cheng (Mark) Lin will be elected to the Company’s Board of Directors by the sole remaining director.

Please read this Information Statement carefully. It describes the terms of certain transactions and contains certain biographical and other information concerning our executive officers and directors after completion of the Stock Purchase Agreement. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, the common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our shareholders. Each share of common stock entitles the holder thereof to one vote. As of April 23, 2021, there were 3,461,022 shares of common stock issued and outstanding. No vote or other action of our shareholders is required in connection with this Information Statement.

This Information Statement is being provided solely for informational purposes not in connection with any vote of the shareholders of the Company. No proxies are being solicited and you are not requested to send a proxy.

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CHANGE OF CONTROL

After closing under the Stock Purchase Agreement on April 26, 2021, and the expected closing under the Subscription Agreement, on or before July 25, 2021, each as described in the Introduction, above, the Buyers will own approximately 62.45% of our issued and outstanding capital stock. Notwithstanding the fact that the sale of shares remains pending under the Subscription Agreement, because of actual and planned changes in the composition of the Board set forth in the Stock Purchase Agreement, there was a change of control of the Company on April 26, 2021, the date of the closing of the Stock Purchase Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and director and our proposed directors. If any proposed director listed in the tables below should become unavailable for any reason, which we do not anticipate, our sole director will vote for any substitute nominee or nominees who may be designated by the Buyers prior to the date the new directors take office.

Executive Officers and Directors

The following table sets forth certain information regarding our directors and executive officers, currently and as proposed:

Name	Age	Positions

Frederick L. Farrar	64	Director

Fnu Oudom	66	Chairman, President, and Director

Huijun He	61	Chief Executive Officer, Vice President, and Proposed Director

Caren D. Currier	58	Chief Financial Officer

Mopohku Sompong	30	Proposed Director

Tsun-Cheng (Mark) Lin	62	Proposed Director

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Frederick L. Farrar has served as a director of the Company since July 2014 and served as its Chairman, President, Chief Executive Officer, and Principal Financial Officer from July 2014 to April 26, 2021. Mr. Farrar served as President of Avad, LLC, a North American distributor of professional and consumer electronics to dealers in residential and professional integration channels from June of 2016 until December 31, 2018. Previously, he served as Executive Vice President and Chief Financial Officer of Klipsch Group, Inc., from 1990 to 2013. Mr. Farrar also served on its board of directors from 2002 until it was acquired by Voxx International (NASDAQ: VOXX) in March of 2011. After the acquisition, Mr. Farrar continued to serve as Executive Vice President and Chief Financial Officer of Klipsch Group, Inc. until 2014. Mr. Farrar is a founder and served as President and Chief Operating Officer of Windrose Medical Properties Trust (NYSE:WRS) from 2002 to 2006. After its merger with Healthcare REIT, Inc. (NYSE:HCN), he served as Executive Vice President from 2006 to 2010. Other roles include President and Chief Financial Officer of Trading Company of America, LTD, a private company that operated retail jewelry locations under the business name “The Shane Company,” from 1992 to 1997; Chief Financial Officer of National Guest Homes Inc., a developer and operator of assisted living facilities, from 1990 to 1996; and Chief Financial Officer of Hospital Affiliates Development Corporation, a fee-based developer of hospitals and other medical facilities, from 1990 through 2002. Prior to 1990, Mr. Farrar had an initial 10-year career as a fee-based financial advisor. Mr. Farrar is President and founder of Chafre LLC, a private investment-focused company that is a significant shareholder of the Company. Mr. Farrar received a B.A. from St. Lawrence University in 1978 and a law degree from Syracuse University in 1980.

Fnu Oudom became Chairman, President, and Director of the Company on April 26, 2021. From 2014 to 2016, Mr. Oudom served as Yongyong representative of the Republic of Tuvalu to the United Nations Economic and Social Council for Asia and the Pacific, and Yongyong representative of the Republic of Vanuatu to the United Nations Economic and Social Council for Asia-Pacific from 2018 to 2020. Since 2015, Mr. Oudom has served as Chairman of Times Chain Group. From 1989 to 1995, Mr. Oudom studied as a postgraduate at the Institute of Political Science and Law at the French Academy of Social Sciences and served as a visiting professor at Taiwan Mingdao University in 2014. Mr. Oudom received his bachelor’s degree in Philosophy from Sichan University.

Huijun He became Chief Executive Officer and Vice President of the Company on April 26, 2021, and will become a Director of the Company upon the Effective Date. Since February 2019, Mr. He served as the chief executive officer of China Liaoning Dingxu Ecological Agriculture Development, Inc., and in June 2016, Mr. He founded and served as president of Romada Realty Inc., a real estate development company. Prior to 1996, Mr. He previously served as the general manager of China Nonferrous Metal Equipment Zhuhai Company, a large domestic state-owned enterprise import and export company, and the general manager of a U.S. import and export company. As a seasoned entrepreneur and corporate level executive, Mr. He brings his vast management experience to the company. Mr. He received his bachelor’s degree from Wuhan Huazhong Institute of Technology, Mechanical Manufacturing.

Caren D. Currier became Chief Financial Officer of the Company on April 26, 2021. From August 2020 to Present, Ms. Currier served as the chief financial officer of One World Universe Inc., an OTC company. From April 2016 to present, Ms. Currier served as accounting manager for Synergis Development Company, and from October 2014 to August 2017, she served as the controller and chief financial officer of Salemark Holding Company, an OTC company. Ms. Currier received her Associates Business Degree from Mount San Antonio College.

Mopohku Sompong is expected to become a Director of the Company on the Effective Date. From 2021 to present, Mr. Sompong has been house counsel at Tai Xi Co., Ltd., and from 2019 to 2020, as an associate at Decha & Co Limited. In 2019, Mr. Sompong was a manager at Tonglian Exchange Co., Ltd. and from 2017 to 2019, as internal coordinator at IPMTV and GOBATV. Mr. Sompong received his BLA in Business Management and in U.S. and International Law from Hangdong Global University, and his LLM from Regent University, and JD from Handong International Law School.

Tsun-Cheng (Mark) Lin is expected to become a Director of the Company on the Effective Date. From 2013 to present, Mr. Lin is the senior vice president of Thailand Thai Seal Group, and from 2000 to 2013, he served as the vice president of Thailand Lucky Group. Mr. Lin was also the vice president of SEG Group from 19991 to 2000, and the deputy generalmanager of U.S. YC Everygreen Inc. from 1989 through 19990. Mr. Lin graduated from the Mechanical Engineering Department of Shude Engineering College, Department of Industrial Engineering, Feng Chia University, and earned his EMBA from West Coast University.

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Terms of Office

Our directors serve until our next annual shareholders’ meeting or until their successors are elected and qualified. Our executive officers hold their positions at the discretion of our Board, subject to any employment or management agreements.

Significant Employees

The Company does not presently have any significant employees other than its officers and directors.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, except as otherwise described herein, there have been no events under any bankruptcy act, no criminal proceedings and no Federal or State judicial or administrative orders, judgments or decrees or findings, no violations of any Federal or State securities law, and no violations of any Federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer of the Company during the past ten (10) years.

TRANSACTIONS WITH RELATED PERSONS

Related Party Transactions

            On September 21, 2020, the Company entered into a Note Purchase Agreement, pursuant to which the Company issued and sold a convertible promissory note (the “Note”) in the principal amount of $65,000 to Mr. Farrar, the Company’s Director and former Chief Executive Officer. The Note accrues interest at 5.0% per annum and is scheduled to mature and become payable on October 31, 2022. The Company’s payment obligations under the Note are unsecured and the Company can prepay the amount due in whole or in part at any time without penalty or premium. The holder of the Note has the option, on or prior to maturity, to convert all (but not less than all) of the amount due under the Note into shares of the Company’s common stock at a conversion price of $0.23 per share. The Company intends to use the proceeds from the issuance of the Note for general corporate purposes. Pursuant to a Note Option Agreement, Mr. Farrar has granted Mr. He a 90-day option from the Closing Date to acquire the Note.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interest. The Company has not formulated a policy for the resolution of such conflicts. Due to the size and limited resources of the Company, we have not adopted a formal Code of Ethics; however, the Board closely reviews all transactions that the Company is involved.

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CORPORATE GOVERNANCE

Director Independence

Mr. Tsun-Cheng (Mark) Lin is expected to be deemed to be an independent director as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board of Directors’ Meetings

During the fiscal year ended March 31, 2020, our Board of Directors held one (1) meeting and conducted all other governance functions and approved all corporate actions during the fiscal year ended March 31, 2020, by the unanimous written consent of its members, in the absence of formal board meetings.

Audit Committee

We have not adopted an audit committee charter. Our Board of Directors will serve the function of the audit committee. The Board of Directors intends to establish an audit committee in the future.

Compensation Committee and Governance and Nomination Committee

We have not adopted a compensation committee and governance committee charters. The Board of Directors currently serves these functions. The Board of Directors will consider establishing a compensation committee and governance committee in the future.

Compensation Committee Interlocks and Insider Participation

We have not established a Compensation Committee and our Board of Directors will serve this function.

Executive and Director Compensation Determination

Our Board of Directors intends to annually review the performance and total compensation package for the Company’s executive officers, including the Chief Executive Officer, consider the modification of existing compensation, and the adoption of new plans.

Code of Conduct and Ethics

We have not adopted a Code of Conduct for our Chief Executive Officer and Senior Executive Officers.

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Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time. Currently, our President and Chairman is Mr. Oudom. The Board of Directors believes that, at this time, having the same individual serve as our President and Chairman is the appropriate leadership structure for the Company.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Insider Transactions Policies and Procedures

The Company has not adopted an insider transaction policy.

Shareholder Communication with the Board of Directors

Shareholders may send communications to our Board of Directors by writing to FCCC, Inc., 7700 Irvine Centre Dr, Suite 800, Irvine, CA 92618, Attention: Chief Executive Officer.

LEGAL PROCEEDINGS

We are currently not a party to any material legal proceedings, nor are we aware of any material pending legal proceeding to which we are a party or of which our property is the subject. We also know of no proceedings to which any of our directors, officers or affiliates, or any registered or beneficial holder of more than five percent (5%) of any class of our voting securities, or any associate of any such director, officer, affiliate or security holder are an adverse party or have a material interest adverse to us.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

For each of the fiscal years ended March 31, 2020 and March 31, 2019, there was no direct compensation awarded to, earned by or paid by us to any of our executive officers.

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Stock Options/SAR Grants

There were no (i) stock option/SARs grants, (ii) aggregated option/SAR exercises or (iii) long-term incentive plan awards in the fiscal years ended March 31, 2020 and 2019.

Compensation of Directors

All directors, other than Mr. Farrar and Mr. Loftus, are eligible to receive a fee of $100 for each Board of Directors meeting attended.

The members of the Board as a group received director fees of $500 in total covering the fiscal year ended March 31, 2020. All Board meetings were held telephonically.

Director Compensation for the Fiscal Year Ended March 31, 2020

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	All Other Compensation	Total
Frederick L. Farrar	--	--	--	--	--
Daniel R. Loftus	--	--	--	--	--
Frederick J. Merritt	$500	--	--	--	$500

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Company Common Stock as of April 23, 2021, following the completion of the transactions contemplated by the Stock Purchase Agreement, by: (i) each current director and executive officer of the Company; (ii) all directors and executive officers as a group; and (iii) each shareholder who owns more than five percent (5%) of the outstanding shares of the Company Common Stock. The Company believes each of the persons listed below possesses sole voting and investment power with respect to the shares indicated. Unless otherwise indicated below, the mailing address for each such beneficial owner is 7700 Irvine Centre Drive, Suite 800, Irvine CA 92618.

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Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Ownership
Directors and Named Executive Officers

Fnu Oudom, Chairman, President and Director(2)	1,064,000	54.9%
Huijun He, Chief Executive Officer, Vice President, Proposed Director (3)(4)	1,822,110	40.97%
Caren D. Currier, Chief Financial Officer	–	–
Frederick L. Farrar, Director (4)(5)	–	–
Mopohku Sompong, Proposed Director(4)	–	–
Tsun-Cheng (Mark) Lin, Proposed Director(4)	–	–
All Officers & Directors as a Group (6 people)	2,886,110	64.90%

5% Beneficial Owners
American Public Investment Co.(2)(3)	1,520,000	43.9%

Bernard Zimmerman and Company, Inc.(6) 597 Westport Ave, Apt 239B Norwalk, CT 06851	206,800	5.98%
Martin Cohen PS Plan(7) 27 E. 65th Street Suite 11A New York, NY 10021	244,440	7.1%

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(1) This table is based upon 3,461,022 shares of common stock issued and outstanding as of April 23, 2021, following the closing of the transactions contemplated by the Stock Purchase Agreement. As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. Accordingly, shares of common stock which an individual or group has a right to acquire within sixty (60) days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(2) Includes 1,064,000 shares of common stock held by American Public Investment Co., of which Mr. Oudom holds seventy percent (70%) ownership interests.

(3) Includes (i) 695,652 shares of common stock pursuant to the Private Placement which will take place on or before July 25, 2021, (ii) 290,458 shares of common stock available upon conversion of the Note pursuant to the Option Agreement as of April 26, 2021, and (iii) 456,000 shares held by American Public Investment Co., of which Mr. He holds thirty percent (30%) ownership interests.

(4) On April 26, 2021, Mr. Farrar submitted a resignation letter, pursuant to which he resigned from all offices that he held effective immediately, and from his position as our director that will become effective as of the Effective Date. In addition, Messrs. He, Sompong, and Lee have been appointed to our Board, effective on the Effective Date.

(5) Mr. Farrar’s mailing address is 11911 N 133d Way, Scottsdale, AZ 85259.

(6) Based solely on information provided in a Schedule 13D/A (Amendment No. 5) filed with the SEC on October 6, 2017. Mr. Bernard Zimmerman is the president and sole owner of Bernard Zimmerman & Company, Inc.

(7) Based solely on information provided in a Schedule 13D/A (Amendment No. 3) filed with the SEC on May 30, 2008. Mr. Martin Cohen is the trustee of principal of the Martin Cohen PS Plan.

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Changes in Control

            There are no arrangements known to us the operation of which may at a later date result in a change in control of our company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

            Section 16(a) of the Securities Act of 1934, as amended, requires that our executive officers and directors and persons who beneficially own more than ten percent (10%) of our Company Common Stock (referred to herein as the “reporting persons”), file with the Securities and Exchange Commission various reports as to their ownership of and activities relating to the Company Common Stock. Copies of the reports are required by SEC regulation to be furnished to the Company.

            Based on the Company’s knowledge, no required parties are delinquent in their Section 16(a) filings.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

            We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov . You may also send communications to our Board of Directors at FCCC, Inc., 7700 Irvine Centre Dr, Suite 800, Irvine, CA 92618, Attention: Chief Executive Officer.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

FCCC, INC.

Date: April 26, 2021	By:	/s/ Huijun He
Huijun He,
Chief Executive Officer

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